United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification of Interests Of Directors, Officers And Connected Persons

GW Pharmaceuticals plc (the “Company”) hereby provides notification that on January 3, 2018 the Company granted the following awards to Directors over the Company’s American Depositary Shares (“ADSs”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan 2017, which was approved by shareholders on March 14, 2017.

These Awards are made in accordance with the Company’s compensation policy approved by shareholders at the Annual General meeting in February 2015 and are made following completion of a comprehensive peer-group benchmarking analysis by the Company’s independent remuneration advisers Willis Towers Watson.

Awards to non-executive Directors:

Name	Market Priced Options To acquire ADSs	Restricted Stock Units granted To acquire ADSs
James Noble	1,473	895
Thomas Lynch	1,473	895
Cabot Brown	1,473	895
Alicia Secor	2,945	895
Catherine Mackey	2,945	895
William Waldegrave	2,945	895

The market-priced options have an exercise price equivalent to the market price at market close on the last trading day prior to the grant of $134.09 per ADS. These options will vest on the third anniversary of the date of grant.

Alicia Secor, Catherine Mackey and William Waldegrave joined the GW Board on December 21, 2017. Consequently, their Awards include 1,472 Market-priced options which represent a one-time only grant of Awards upon joining the Board.

The restricted stock units, have an exercise price equivalent to the nominal value of the twelve ordinary shares that underlie each of the Company’s ADSs, being 0.016 dollars per ADS. One third of these units will vest on each anniversary of the grant over a three-year vesting period.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Company Secretary

Date: January 8, 2018